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EXHIBIT 12.1

JANUS CAPITAL GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in millions)
Pretax income, excluding equity in earnings of unconsolidated affiliates	$61.8	$61.2	$230.1	$168.6	$265.6	$815.3	$248.2
Interest expense	9.5	7.0	32.3	28.6	38.4	60.5	57.5
Portion of rents representative of an appropriate interest factor	1.6	1.8	6.4	6.4	7.2	4.3	4.5
Distributed earnings of less than 50% owned affiliates	1.7	1.7	7.1	7.1	6.1	2.7	—

Income as adjusted	$74.6	$71.7	$275.9	$210.7	$317.3	$882.8	$310.2

Fixed charges:
Interest expense on indebtedness	$9.5	$7.0	$32.3	$28.6	$38.4	$60.5	$57.5
Amortized premiums, discounts and capitalized expenses related to indebtedness	$0.1	$0.3	0.6	1.2	2.2	4.2	—
Portion of rents representative of an appropriate interest factor	$1.6	$1.8	6.4	6.4	7.2	4.3	4.5

Total fixed charges	$11.2	$9.1	$39.3	$36.2	$47.8	$69.0	$62.0

Ratio of Earnings to Fixed Charges	6.7	7.9	7.0	5.8	6.6	12.8	5.0

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  EXHIBIT 12.1
JANUS CAPITAL GROUP INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES